[SRZ Letterhead]



                                October 19, 2009




VIA EDGAR

Christian T. Sandoe
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

        Re: BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Fund")
            Post-Effective Amendment No. 1 to Registration Statement on Form N-2 (FILE NOS. 333-152534 AND 811-21247)

Dear Mr. Sandoe:

          Set forth below are the Fund's responses to comments received from the staff of the Securities and Exchange Commission (the "Staff") in a telephone conversation on August 24, 2009.

          The Staff's comments appear in italicized text below. The Fund's response follows the Staff's comments. Capitalized terms used but not defined in this letter have the meanings ascribed to them in Post-Effective Amendment No. 1.

1. PLEASE CLARIFY ON THE FACING PAGE OF THE FUND'S REGISTRATION STATEMENT THAT THE FUND IS REQUESTING EFFECTIVENESS PURSUANT TO SECTION 8(C) OF THE SECURITIES ACT OF 1933 FOR ITS POST-EFFECTIVE AMENDMENTS TO THE REGISTRATION STATEMENT.

This change will be made going forward.

2. PLEASE BOLD THE STATEMENT ON THE FIRST PAGE OF THE PROSPECTUS INCLUDED IN THE
REGISTRATION   STATEMENT  THAT  BEGINS  "NEITHER  THE  SECURITIES  AND  EXCHANGE
COMMISSION NOR ANY STATE SECURITIES COMMISSION..."

This statement will be bolded in the prospectus included in the Fund's 497 filing.


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October 19, 2009
Page 2


3. PLEASE CONFIRM THAT THE PRIVATE FUNDS WHOSE PERFORMANCE IS SET FORTH IN APPENDIX A TO THE PROSPECTUS ARE THE ONLY INVESTMENT FUNDS ADVISED BY THE FUND'S INVESTMENT ADVISER THAT ARE SIMILAR TO THE FUND.

The Private Funds set forth in Appendix A are the only investment funds advised by the Fund's investment adviser that are managed similarly with the Fund.

4. PLEASE CLARIFY WHETHER THE PERFORMANCE OF THE FUND'S PORTFOLIO MANAGERS IS COMPARED TO ANY BENCHMARKS WHEN BONUSES ARE DETERMINED FOR THE PORTFOLIO MANAGERS.

No benchmarks are used for purposes of determining bonuses of the Fund's portfolio managers.



         In connection with this filing, and as requested by the Staff, the Fund agrees that:

          o should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such effectiveness does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o the Fund may not assert such  action as a defense in any  proceeding
            initiated   by   the  Commission  or  any  person  under the federal
            securities laws of the United States.

          We have also attached a request for accelerated effectiveness pursuant to Rule 461 under the Securities Act of 1933, as amended, executed by duly authorized officers of the Fund and its underwriter. It is requested that the effectiveness of the Fund's Registration Statement be accelerated to October 22, 2009 or as soon as practicable thereafter.

          We believe that the actions taken by the Fund, together with the responses in this letter, are fully responsive to the Staff's comments. Please call the undersigned at (212) 756-2149 with any questions or comments.



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October 19, 2009
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                                           Very truly yours,

                                           /s/ Pamela Poland Chen

                                           Pamela Poland Chen, Esq.